UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

May 11, 2015

HARRIS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd.

Melbourne, Florida 32919

(Address of principal executive offices) (Zip Code)

(321) 727-9100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Item 8.01 Other Events

As previously disclosed, on February 5, 2015, Harris Corporation (“Harris”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Exelis Inc. (“Exelis”) and Harris Communication Solutions (Indiana), Inc., a wholly owned subsidiary of Harris (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Exelis (the “merger”), with Exelis continuing as the surviving corporation in the merger and a wholly owned subsidiary of Harris.

This Current Report on Form 8-K is being filed in connection with a Memorandum of Understanding (the “MOU”) regarding the settlement of certain litigation related to the Merger Agreement.

As contemplated by the MOU, Exelis and Harris are providing certain additional disclosures to those contained in the definitive proxy statement/prospectus mailed on or about April 24, 2015 to the Exelis shareholders of record as of the close of business on April 14, 2015 (the “proxy statement/prospectus”) in connection with the solicitation of proxies for use at the special meeting of shareholders of Exelis to be held on May 22, 2015, at 9:00 A.M., local time, at 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102. The purpose of the special meeting of shareholders of Exelis is to (1) consider and vote on a proposal to approve the Merger Agreement; (2) consider and vote on a proposal to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Exelis’ named executive officers in connection with the merger; and (3) consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement or to ensure that any supplement or amendment to the proxy statement/prospectus is timely provided to the Exelis shareholders. The Exelis board of directors previously fixed April 14, 2015 as the record date for the purpose of determining the shareholders who are entitled to receive notice of, and to vote at (in person or by proxy), the special meeting of shareholders of Exelis.

Exelis’ board of directors unanimously determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of Exelis and its shareholders, and unanimously recommended that the Exelis shareholders vote to approve the Merger Agreement.

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Litigation Related to the Merger

As previously disclosed on pages 25 and 102 of the proxy statement/prospectus under the caption “Litigation Related to the Merger,” two putative class action lawsuits, captioned McGill v. Hake et al., Case No. 1:15-cv-00217, and The George Leon Family Trust, et al. v. Exelis Inc., et al., Case No. 1:15-cv-00466, which are referred to collectively as the shareholder litigation, have been filed by purported Exelis shareholders in the United States District Court for the Southern District of Indiana (the “Court”) against Exelis, the members of Exelis’ board of directors, Harris and Merger Sub in connection with the announcement of the merger. The two actions were consolidated by order of the Court dated April 20, 2015. The operative complaint alleges, among other things, that the directors of Exelis have breached their fiduciary duties owed to shareholders by approving the proposed acquisition of Exelis by Harris, that Exelis, Harris and Merger Sub have aided and abetted the directors of Exelis in breaching their fiduciary duties, and that Exelis and its directors have made untrue statements of material fact and omitted material facts in the Registration Statement filed in connection with the merger, in violation of federal securities laws. Among other things, the shareholder litigation seeks to enjoin the merger.

Exelis, Harris, Merger Sub, and their respective directors believe that the shareholder litigation and the underlying claims are without merit.

On May 11, 2015, counsel for the parties in the above-described lawsuit (as consolidated) entered into the MOU, in which they agreed on the terms of a settlement of the consolidated action, including the dismissal with prejudice of the action and a release of all claims made therein against all of the defendants. The proposed settlement is conditioned upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger, and final approval of the proposed settlement by the Court. In addition, in connection with the settlement and as provided in the MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorneys’ fees and expenses as part of the settlement. There can be no assurance that the merger will be consummated, that the parties ultimately will enter into a stipulation of settlement, or that the Court will approve the settlement even if the parties enter into such stipulation. If the settlement conditions are not met, the proposed settlement as contemplated by the MOU would become void. The settlement will not affect the amount of the merger consideration that Exelis stockholders are entitled to receive in the merger.

The defendants deny all fault or liability and deny that they have committed any unlawful or wrongful act alleged in the consolidated action described above or otherwise in relation to the merger, and believe that no further disclosure is required to supplement the proxy statement/prospectus under any applicable laws. The defendants have agreed to the terms of the proposed settlement described above solely to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation, including the risk of delaying or adversely affecting the merger.

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Additional Disclosures Required by the Memorandum of Understanding

Set forth below are the additional disclosures required to be made in accordance with the MOU. The disclosures appear below the appropriate section headings that correspond to the sections in the proxy statement/prospectus. These additional disclosures should be read in conjunction with the proxy statement/prospectus, which we urge you to read in its entirety. Defined terms used but not defined herein have the meanings set forth in the proxy statement/prospectus. Without admitting in any way that any of the disclosures below are material or required by the federal securities laws, state fiduciary law, or any other applicable rule, statute, regulation or law, Exelis and Harris make the following additional disclosures:

The Merger – Background of the Merger

Continuing Involvement of Exelis Directors and Officers with Harris

There have not been any substantive discussions between Exelis and Harris regarding post-merger employment of any of Exelis’ executive officers by Harris, or regarding post-merger board membership of any director or officer of Exelis on the Harris board of directors.

The Merger – Recommendation of the Exelis Board; Exelis’ Reasons for the Merger

Synergies

The second bullet point on page 80 of the proxy statement/prospectus refers to run rate synergies of approximately $115 million that Exelis management estimated could potentially result from the merger. Those synergies were expected to result from a combination of headquarters consolidation and related public company costs, other functional efficiencies and consolidations, supply chain efficiencies and other overhead reductions.

The Merger – Opinion of J.P. Morgan

Public Trading Multiples Analysis for Exelis

On page 86 of the proxy statement/prospectus, the table under the caption “Trading Multiples” is replaced in its entirety by the following, which presents the results of J.P. Morgan’s analysis on a company-by-company basis:

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	FV to EBITDA	Adjusted FV to EBITDAP	FAS/CAS Adjusted FV to FAS/CAS Adjusted EBITDAP
Defense
Lockheed Martin Corporation	9.6x	9.4x	10.9x
General Dynamics Corporation	9.8x	9.7x	9.8x
Raytheon Company	9.3x	8.3x	10.5x
Northrop Grumman Corporation	9.6x	11.7x	11.0x
L-3 Communications Holdings, Inc.	10.7x	10.5x	10.8x
Harris	7.8x	7.8x	7.8x
Huntington Ingalls Industries, Inc.	7.3x	7.6x	7.9x

Low	7.3x	7.6x	7.8x
High	10.7x	11.7x	11.0x
Median	9.6x	9.4x	10.5x
Mean	9.2x	9.3x	9.8x

Service
Booz Allen Hamilton Inc.	10.4x	10.4x	10.4x
Leidos, Inc.	9.1x	9.1x	9.1x
CACI International Inc.	10.1x	10.1x	10.1x
Science Applications International Corporation	9.4x	9.4x	9.4x
ManTech International Corporation	9.0x	9.0x	9.0x

Low	9.0x	9.0x	9.0x
High	10.4x	10.4x	10.4x
Median	9.4x	9.4x	9.4x
Mean	9.6x	9.6x	9.6x

Public Trading Multiples Analysis for Harris

On page 90 of the proxy statement/prospectus, the table under the caption “Trading Multiples” is replaced in its entirety by the following, which presents the results of J.P. Morgan’s analysis on a company-by-company basis:

FV to EBITDA
Lockheed Martin Corporation	9.6x
General Dynamics Corporation	9.8x
Raytheon Company	9.3x
Northrop Grumman Corporation	9.6x
L-3 Communications Holdings, Inc.	10.7x
Huntington Ingalls Industries, Inc.	7.3x
Exelis	6.8x

Low	6.8x
High	10.7x
Median	9.6x
Mean	9.0x

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Services not Related to the Merger

The third full paragraph on page 93 of the proxy statement/prospectus refers to J.P. Morgan’s involvement as a joint lead arranger, joint bookrunner and agent on a 2015 Exelis credit facility. This credit facility is Exelis’ five-year competitive advance and revolving credit facility, which provides for a senior unsecured revolving credit facility in an aggregate principal amount of up to $500,000,000, which may be increased, at the request of Exelis and with the consent of the participating lenders, up to an aggregate of $200,000,000, for a maximum aggregate principal amount of $700,000,000. Exelis expects that this credit facility will be terminated in connection with the closing of the merger.

The Merger – Certain Exelis Financial Projections

Unaudited Exelis Projections of Exelis

On page 96 of the proxy statement/prospectus, the second table under the caption “Exelis’ Adjusted Projections of Exelis” is amended to insert the following additional rows, setting forth information that was included in Exelis’ Projections of Exelis provided by Exelis management to J.P. Morgan and the Exelis board of directors:

($ in millions)	Forecast CY 2014	Forecast CY 2015	Forecast CY 2016	Forecast CY 2017	Forecast CY 2018	Forecast CY 2019
EBIT	$408	$425	$435	$441	$452	$460
Unlevered Free Cash Flow	$111	$280	$252	$233	$288	$301

Cautionary Statement Regarding Forward Looking Statements

Statements in this Current Report on Form 8-K that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Safe Harbor Provisions”). Harris uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the Safe Harbor Provisions. Harris cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking

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statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that Exelis shareholders may not approve the Merger Agreement; the risk that the parties may not be able to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed transaction in a timely manner or at all; and the risk that financing for the proposed transaction may not be obtained on anticipated terms or at all. Further information relating to factors that may impact Harris’ and Exelis’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this Current Report on Form 8-K are made as of the date of its filing, and Harris disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 (Reg. No. 333-202539), containing a proxy statement/prospectus regarding the proposed merger. INVESTORS AND SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to shareholders of Exelis. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com.

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Participants In Solicitation

Exelis and Harris and their respective directors and executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Exelis’ and Harris’ respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 (Reg. No. 333-202539), as amended, and in Exelis’ and Harris’ respective Form 10-Ks, as amended, for the year ended December 31, 2014 in respect of Exelis and for the year ended June 27, 2014 in respect of Harris. You may obtain free copies of these documents as described in the preceding paragraph.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By:	/s/ Scott T. Mikuen
Name: Scott T. Mikuen
Title: Senior Vice President, General Counsel and Secretary

Date: May 12, 2015

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